Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(in millions)	Six Months Ended June 30,
	2005	2004
Earnings:
Earnings before income taxes and accounting changes	$2,919	$2,484
Add: Interest expense	83	74
Add: One-third of rental expense (a)	123	115

Total earnings	$3,125	$2,673

Fixed Charges:
Interest expense	$83	$74
Interest capitalized	15	12
One-third of rental expense (a)	123	115

Total fixed charges	$221	$201

Ratio of Earnings to Fixed Charges	14.1	13.3

(a)	Considered to be representative of interest factor in rental expense.